NS Directorate Change

COMMITTEE COMPOSITION

UNILEVER PLC

Released 15:17:02 01 May 2024

RNS Number : 8763M
Unilever PLC
01 May 2024

Notification of changes to membership of Board Committees

London, 1 May 2024 - Unilever today announces the following changes to its Board Committee composition with immediate effect.

Judith McKenna will join the Compensation Committee and the Corporate Responsibility Committee. Susan Kilsby will join the Corporate Responsibility Committee as Committee Chair and Ruby Lu will join the Corporate Responsibility Committee as a Committee member. Adrian Hennah will join the Nominating and Corporate Governance Committee.

Accordingly, the membership of each of the Board Committees effective as at 1 May 2024 will be as follows:

Audit Committee: Adrian Hennah (Chair), Susan Kilsby, Ruby Lu.

Nominating and Corporate Governance Committee: Ian Meakins (Chair), Andrea Jung, Adrian Hennah.

Compensation Committee: Andrea Jung (Chair), Nelson Peltz, Ian Meakins, Judith McKenna.

Corporate Responsibility Committee: Susan Kilsby (Chair), Ruby Lu, Judith McKenna.

This announcement is made in accordance with Listing Rule 9.6.11.

Enquiries

Media: press-office.london@unilever.com
Lucila Zambrano +44 7825 273 767 / lucila.zambrano@unilever.com
Investors:

Investor Relations Team +44 20 7822 6830
investor.relations@unilever.com

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